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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A


                   Under the securities Exchange Act of 1934

                              (Amendment No. 1)*


                               NationsRent, Inc.
_______________________________________________________________________________
                                (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                        (Title of Class of Securities)


                                  638588 10 3
           ________________________________________________________

                                (CUSIP Number)


            E. Michael Greaney, Esq., Gibson, Dunn & Crutcher LLP,
                         200 Park Avenue, NY, NY 10166
________________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                              September 24, 1999
          __________________________________________________________
            (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of (SS) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]


        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                 Schedule 13D
- -----------------------                                  ---------------------
 CUSIP NO. 638588 10 3                                    Page 2 of 20 Pages
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      INVESTCORP S.A.
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, AF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
      Not Applicable
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             14,997,214
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          14,997,214
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      14,997,214

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Not Applicable                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.2%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 Schedule 13D
- -----------------------                                  ---------------------
 CUSIP NO. 638588 10 3                                    Page 3 of 20 Pages
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sipco Limited
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, AF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
      Not Applicable
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             14,997,214
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          14,997,214
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      14,997,214

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Not Applicable                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.2%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 Schedule 13D
- -----------------------                                  ---------------------
 CUSIP NO. 638588 10 3                                    Page 4 of 20 Pages
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NR Holdings Limited
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
      Not Applicable
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,285,714
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,285,714
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,285,714

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Not Applicable                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.7%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 638588 10 3            SCHEDULE 13D             Page   5  of   20
         --------------                                        -----   ------

     This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of NationsRent, Inc. ("NationsRent"), a Delaware corporation.

     This Amendment No. 1 is being filed jointly pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, on behalf of Investcorp S.A., a Luxembourg corporation ("Investcorp"), Sipco Limited, a Cayman Islands corporation ("Sipco"), and NR Holdings Limited, a Cayman Islands corporation ("NR Holdings," and collectively with Investcorp and Sipco, the "Reporting Persons").

     The initial Schedule 13D of the Reporting Persons, which was filed on July 30, 1999, reported the Reporting Persons' acquisition of beneficial ownership of in excess of five percent (5%) of the Common Stock as a result of the acquisition by NR Holdings and NR Investments Limited, a Cayman Islands corporation ("NR Investments," and collectively with NR Holdings, the "Purchasers"), of shares of Convertible Preferred Stock, Series A, of NationsRent, Inc. (the "Preferred Stock") on July 20, 1999.

     This Amendment No. 1 is being filed pursuant to Rule 13d-2(a) to amend the Reporting Persons' Schedule 13D to report, among other things, that as of September 24, 1999, the beneficial interest of Investcorp and Sipco in the outstanding Common Stock has increased by 1.0% as a result of open market purchases of Common Stock by REF Equity Limited, a Cayman Islands corporation ("REF").

Item 1.  Security and Issuer.

No material change.


Item 2.  Identity and Background.

For information with respect to the identity and background of each director and executive officer of Investcorp, Sipco and NR Holdings, see Schedule I attached hereto.

(a)  Name of Person Filing

     (i)   Investcorp S.A.

     (ii)  Sipco Limited

     (iii) NR Holdings Limited

(b)  Place of Organization

     (i)   Luxembourg

     (ii)  Cayman Islands

     (iii) Cayman Islands

(c)  Principal Business

     (i) Investcorp S.A., through its subsidiaries, acts as a principal and intermediary in international investment transactions.

CUSIP NO. 638588 10 3            SCHEDULE 13D             Page   6 of   20
         --------------                                        -----  ------

     (ii) Sipco is a passive holding company that has no operations and no employees.

     (iii) The sole business of NR Holdings Limited is to hold shares of Preferred Stock of NationsRent.

(d)  Address of Principal Business and Principal Office

     (i)   Investcorp S.A.
           37 rue Notre-Dame
           Luxembourg

     (ii)  Sipco Limited
           West Wind Building
           P.O. Box 1111
           Harbour Drive
           Grand Cayman, Cayman Islands B.W.I.

     (iii) NR Holdings Limited
           West Wind Building
           P.O. Box 1111
           Harbour Drive
           Grand Cayman, Cayman Islands B.W.I.

(e)  Legal Proceedings

During the last five years, none of the Reporting Persons, nor, to their best knowledge, any person identified on Schedule I, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds for the purchase of the Preferred Stock was working capital contributed to the capital of the Purchasers by their shareholders. The total purchase price for the shares of Preferred Stock was $100 million.

The source of funds for the open market purchases of Common Stock by REF was drawings by REF on an existing credit facility with Investcorp Funding Limited, an indirect subsidiary of Investcorp.

Item 4.  Purpose of Transaction.

The Preferred Stock acquired by NR Holdings was acquired for investment purposes on behalf of certain persons and/or entities (the "Managed Entities") which indirectly are managed by affiliates of Investcorp through revocable management services or similar agreements between such persons and/or entities or their shareholders or principals and an affiliate of Investcorp pursuant to which each such person or entity indirectly has granted such affiliate the authority to direct the voting and disposition of its equity interests in NR Holdings and/or NR Investments for so long as such agreement is in effect (the "Management Agreements"). The Preferred Stock

CUSIP NO. 638588 10 3            SCHEDULE 13D             Page   7  of   20
         --------------                                        -----   ------

acquired by NR Investments was acquired for investment purposes on behalf of a subsidiary of Investcorp and, to the extent of .5% of the pecuniary interest, on behalf of certain of the Managed Entities. Investcorp offers to its regular investing clientele the opportunity to participate in NR Holdings' investment in the Preferred Stock by purchasing nonvoting equity interests in NR Holdings from the Managed Entities or by other means.

Pursuant to the Preferred Stock Purchase Agreement between the Purchasers and NationsRent dated July 20, 1999 (the "Purchase Agreement"), the Purchasers acquired from NationsRent on July 20, 1999 beneficial ownership of shares of Preferred Stock convertible into an aggregate of 14,285,714 shares of Common Stock (11,285,714 for NR Holdings and 3,000,000 for NR Investments).

The Common Stock acquired by REF was acquired for investment purposes on behalf of certain entities (the "REF Managed Entities") which indirectly are managed by affiliates of Investcorp through revocable management services or similar agreements between such entities or their shareholders or principals and an affiliate of Investcorp pursuant to which each such entity indirectly has granted such affiliate the authority to direct the voting and disposition of its equity interests in REF for so long as such agreement is in effect (each such agreement, an "REF Management Agreement").

The Reporting Persons may from time to time acquire beneficial ownership of additional Common Stock and may from time to time cease to have beneficial ownership of Common Stock, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Such acquisitions or dispositions may result from investment decisions by Investcorp, from investment decisions by Investcorp's wholly owned subsidiaries that indirectly manage the Managed Entities and the REF Managed Entities, from decisions by the ultimate beneficial owners of the equity interests in the Purchasers held by the Managed Entities to directly or indirectly terminate or revoke the Management Agreements or from decisions by the ultimate beneficial owners of the equity interests in REF held by the REF Managed Entities to directly or indirectly terminate or revoke the REF Management Agreements. Without limitation of the foregoing, the parties' intention generally is to explore means to realize favorable returns upon their investment in the Preferred Stock and Common Stock, as applicable and, accordingly, on an on-going basis, may seek, evaluate and/or respond to offers to sell or otherwise dispose of the Preferred Stock, the Common Stock into which the Preferred Stock is convertible (the "Conversion Shares") or the Common Stock purchased in the open market by REF, either through open market or privately negotiated transactions. Such transactions may include transfers of shares of Preferred Stock or Common Stock to their ultimate beneficial owners, individual sales on behalf of the ultimate beneficial owners, underwritten offerings of Conversion Shares or of Common Stock held by REF on behalf of more than one of the ultimate beneficial owners thereof, and dispositions through negotiated transactions that result in a third party's acquisition of some or all of the Preferred Stock, the Conversion Shares or the Common Stock purchased by REF. The Reporting Persons reserve the right to take any action with respect to NationsRent or any of its equity securities in any manner permitted by law.

Item 5.  Interest in Securities of the Issuer.

     (a) (i) See Cover Page, Items 11 and 13. Investcorp does not directly own any shares of the Preferred Stock. Investcorp's beneficial ownership of Common Stock results from

CUSIP NO. 638588 10 3            SCHEDULE 13D             Page   8  of   20
         --------------                                        -----   ------

the shares of Preferred Stock owned by NR Investments and NR Holdings and from the shares of Common Stock owned by REF. Investcorp may be deemed to share beneficial ownership of the shares of Preferred Stock beneficially owned by the Managed Entities because the Managed Entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity or person indirectly has granted such affiliate the authority to direct the voting and disposition of the equity interests in NR Holdings owned by such entity for so long as such agreement is in effect. Investcorp may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by the REF Managed Entities because the REF Managed Entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity or person indirectly has granted such affiliate the authority to direct the voting and disposition of the equity interests in REF owned by such entity for so long as such agreement is in effect.

            The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 56,453,781 shares of Common Stock outstanding as of August 11, 1999, as represented by NationsRent in its Quarterly Report on Form 10-Q, dated August 16, 1999, plus the 14,285,714 shares of Common Stock into which the Preferred Stock beneficially owned by Investcorp is convertible.

            NR Holdings beneficially owns Preferred Stock that is convertible into 11,285,714 shares of Common Stock. NR Investments beneficially owns Preferred Stock that is convertible into 3,000,000 shares of Common Stock.

     (ii) See Cover Page, Items 11 and 13. Sipco does not directly own any shares of the Preferred Stock. The shares of Common Stock listed as beneficially owned by Sipco are the shares into which the Preferred Stock that Investcorp may be deemed to beneficially own are convertible and the shares of Common Stock purchased by REF, which Investcorp may be deemed to beneficially own. Sipco, which is a passive holding company entity without operations or employees, may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

            The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 56,453,781 shares of Common Stock outstanding as of August 11, 1999, as represented by NationsRent in its Quarterly Report on Form 10-Q, dated August 16, 1999, plus the 14,285,714 shares of Common Stock into which the Preferred Stock beneficially owned by Sipco is convertible.

     (iii) See Cover Page, Items 11 and 13. NR Holdings beneficially owns Preferred Stock that is convertible into 11,285,714 shares of Common Stock.


     The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 56,453,781 shares of Common Stock outstanding as of August 11, 1999, as represented by NationsRent in its Quarterly Report on Form 10-Q, dated August 16, 1999, plus the 11,285,714 shares of Common Stock into which the Preferred Stock owned by NR Holdings is convertible.

CUSIP NO. 638588 10 3            SCHEDULE 13D             Page   9  of   20
         --------------                                        -----   ------

     To the best knowledge of the Reporting Persons, none of the persons identified on Schedule I, directly or indirectly, has the sole or shared power to direct the voting or disposition of any shares of Common Stock of NationsRent.

     (b)  (i)   See Cover Page Items 7 through 10.  Investcorp does not have the sole power to vote or dispose of any shares of the Preferred Stock or any shares of the Common Stock owned by REF. Investcorp may be deemed to share the power to direct the voting of the shares of Preferred Stock because certain of the Managed Entities own equity interests in the Purchasers having greater than 90% of the voting power of the equity interests of both Purchasers, and these Managed Entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each of these Managed Entities indirectly has granted such affiliate the authority to direct the voting and disposition of the equity interests in the Purchasers owned by such Managed Entity for so long as such agreement is in effect. Investcorp may be deemed to share the power to direct the voting of the shares of Common Stock owned by REF because the REF Managed Entities own all of the equity interests in REF, and the REF Managed Entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each of the REF Managed Entities indirectly has granted such affiliate the authority to direct the voting and disposition of the equity interests in REF owned by such REF Managed Entity for so long as such agreement is in effect.

                Schedule II sets forth the name, place of organization, principal business, address of principal business and address of principal office for each of the Managed Entities with which Investcorp may be deemed to share voting or dispositive power with respect to the Preferred Stock and each of the REF Managed Entities. To the best knowledge of the Reporting Persons, during the last five years none of these Managed Entities and none of the REF Managed Entities has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Managed Entity or REF Managed Entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (ii) See Cover Page Items 7 through 10. Sipco does not directly own any Common Stock. The shares of Common Stock listed as beneficially owned by Sipco are the shares into which the Preferred Stock that Investcorp may be deemed to beneficially own are convertible and the Common Stock owned by REF which Investcorp may be deemed to beneficially own. Sipco, which is a passive holding company entity without operations or employees, may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

          (iii) See Cover Page Items 7 through 10.

     (c) Attached as Schedule III hereto is a list of all open market purchases of Common Stock made by REF during the past 60 days or since the most recent filing by the Reporting Persons on Schedule 13D relating to the Common Stock, whichever period is shorter.

     (d) The Managed Entities have the right to receive all dividends on and all proceeds from the sale of the Preferred Stock and Conversion Shares of NR Holdings and .5% of the dividends and sale proceeds of the Preferred Stock and Conversion Shares of NR Investments.

CUSIP NO. 638588 10 3            SCHEDULE 13D             Page   10 of   20
         --------------                                        ------  ------

The REF Managed Entities have the right to receive all dividends on and all proceeds from the sale of the Common Stock that REF owns. None of the Managed Entities or REF Managed Entities has a direct or indirect pecuniary interest, within the meaning of Exchange Act Rule 16a-1(a)(2), in more than five percent of the Common Stock. Neither Investcorp nor Sipco has a direct or indirect pecuniary interest, within the meaning of Exchange Act Rule 16a-1(a)(2), in any of the Common Stock owned by REF.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Investcorp has no contracts, arrangements, understandings or relationships (legal or otherwise) specifically with respect to the securities of NationsRent. The Management Agreements and the REF Management Agreements indirectly grant affiliates of Investcorp the authority to direct the voting, acquisition and disposition of any investments undertaken by such affiliates on behalf of the Managed Entities and the REF Managed Entities, respectively, including shares of stock of companies the acquisition of which is arranged by other affiliates of Investcorp. Neither Sipco nor NR Holdings has any contracts, arrangements, understandings or relationships with Investcorp or with any other person with respect specifically to the securities of NationsRent, except that in connection with the execution of the Purchase Agreement, NationsRent, the Purchasers, James
L. Kirk and H. Wayne Huizenga entered into a Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Purchasers are entitled to certain demand and piggyback registration rights and tag-along rights with respect to the shares of Common Stock issuable upon conversion of the Preferred Stock.

CUSIP NO. 638588 10 3            SCHEDULE 13D             Page   11  of   20
         --------------                                        ------   ------

Item 7.   Material to be Filed as Exhibits.

          No additional exhibits are being filed with Amendment No. 1.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     INVESTCORP S.A.

     By:/s/ Lawrence B. Kessler                             September 28, 1999
        --------------------------------------------

         Name:     Lawrence B. Kessler
              --------------------------------------

           Title:     Chief Administrative Officer
                 -----------------------------------


     SIPCO LIMITED

     By:/s/ Lawrence B. Kessler                             September 28, 1999
        --------------------------------------------
          Name:    Lawrence B. Kessler
               -------------------------------------

            Title:    Director
                  ----------------------------------


     NR HOLDINGS LIMITED

     By:/s/ Sydney J. Coleman                               September 28, 1999
        --------------------------------------------
               Name:    The Director Ltd.
                    --------------------------------

                 Title:   Director
                       -----------------------------

CUSIP NO. 638588 10 3             SCHEDULE 1                    Page 12 of 20

                                INVESTCORP S.A.
                                   DIRECTORS


                              PRESENT BUSINESS  PRESENT PRINCIPAL
NAME                              ADDRESS           OCCUPATION           CITIZENSHIP
- ----                          ----------------  -----------------        -----------
Abdul-Rahman Salim Al-Ateeqi  P.O. Box 848      Personal Advisor         Kuwaiti
                              Safat 13009       to H.H. the Amir
                              Kuwait            of the State of
                                                Kuwait

                                                Chairman of
                                                Bahrain Middle East
                                                Bank

Omar A. Aggad                 P.O. Box 2256     Chairman and             Saudi
                              Riyadh 11451      President of Aggad
                              Kingdom of        Investment Co.
                              Saudi Arabia

Easa Saleh Al Gurg            P.O. Box 325      Ambassador of the        U.A.E.
                              Dubai             United Arab Emirates
                              United Arab       to the Court of St.
                              Emirates          James's and The Republic
                                                of Ireland

                                                Chairman, Easa Saleh
                                                Al Gurg
                                                Group of Companies,
                                                Dubai, a major trading
                                                house

                                                Chairman, Arabian
                                                Explosives Co LLC, a
                                                manufacturer of
                                                industrial explosives

                                                Chairman, Al Gurg
                                                Leight's Paints LLP,
                                                a manufacturer of
                                                decorative and
                                                industrial paints

                                                Chairman, Gulf Metal
                                                Foundry LLC, a
                                                manufacturer of carbon,
                                                steel, stainless steel,
                                                manganese steel, and SG
                                                iron castings

                                                Chairman, Al Gurg
                                                Lever LLC, a
                                                foodstuffs and
                                                consumer goods
                                                company

                                                Chairman, Al Gurg
                                                Fosroc LLC, a
                                                manufacturer of
                                                construction
                                                chemicals

                                                Director, Emirates
                                                International, Dubai

                                                Deputy Chairman,
                                                National Bank of
                                                Fujairah

                                                Director, Egyptian
                                                British Bank, Cairo

                                                Director, Emirates
                                                Bank
                                                International PJSC

Ahmed Abdullah Al Mannai      P.O. Box 76       Chairman, Mannai         Qatari
                              Doha              Corporation Ltd.
                              Qatar

                                                Chairman, Ahmed
                                                Mannai & Co.
                                                (QSC)

Khalid Rashid Al Zayani       P.O. Box 5553     Group Chairman,          Bahraini
                                                Al Zayani


CUSIP NO. 638588 10 3               SCHEDULE 13D                  Page 13 of 20



                           PRESENT BUSINESS   PRESENT PRINCIPAL
NAME                           ADDRESS           OCCUPATION          CITIZENSHIP
- ----                       ----------------   -----------------      -----------
                           Manama             Investments Group
                           Bahrain            of Companies

Hussain Ibrahim Al-Fardan  P.O. Box 63        Chairman, Alfardan       Qatari
                           Doha               Group of Companies
                           Qatar              (Holdings) WLL

Nasser Ibrahim Al-Rashid   P.O. Box 4354      Chairman, Rashid         Saudi
                           Riyadh 11491       Engineering
                           Kingdom of
                           Saudi Arabia

Abdul Rahman Ali Al-Turki  P.O. Box 718       Chairman and CEO, A.A.   Saudi
                           Dammam 31421       Turki Group of
                           Kingdom of         Companies
                           Saudi Arabia
                                              Chairman and CEO,
                                              ATCO Development, Inc.

                                              Chairman and CEO,
                                              ATCO Development Ltd.,
                                              London, UK

Mohammed Abdullah Al-Zamil P.O. Box 285       Chairman, A.H. Al-Zamil  Bahraini
                           Manama             Group of Companies
                           Bahrain

Abdullah Mohamed Alireza   P.O. Box 1555      Chairman, Reza
                           Jeddah 21441       Investment Co., a
                           Kingdom of         water resources
                           Saudi Arabia       development, sports
                                              and lesiure, and
                                              retail distribution
                                              company

                                              Chairman, Reza Food
                                              Services Co., a
                                              McDonalds franchise
                                              in Western Province,
                                              Saudi Arabia

                                              Chairman, International
                                              Chemical Industries &
                                              Trading Co.

                                              Vice Chairman of the
                                              Supervisory Board,
                                              Haji Abdullah Alireza
                                              & Co.

Abdullah Taha Bakhsh       P.O. Box 459       Chairman, TRACO
                           Jeddah 21411       (Trading, Engineering &
                           Kingdom of         Contracting Corporation),
                           Saudi Arabia       a holding company

                                              Chairman, TRACO
                                              (Real Estate), a
                                              marketing and wholesaling
                                              of lands, real estate
                                              development and property
                                              management company

                                              Chairman, TRACO
                                              (Engineering), a
                                              civil contracting,
                                              concrete and steel
                                              structural renovation,
                                              marine and deep sea
                                              engineering company

                                              Chairman, TRACO (Hotels),
                                              a hotel ownership and
                                              management company

Faraj Ali Bin Hamoodah     P.O. Box 203       President, Bin Hamoodah  U.A.E.
                           Abu Dhabi          Group of Companies
                           United Arab
                           Emirates

Mustafa Jassim Boodai      P.O. Box 1287      Chairman, Boodai         Kuwaiti
                           Safat 13013        Corporation


CUSIP NO. 638588 10 3               SCHEDULE 13D                 Page 14 of 20


[CAPTION]

                          PRESENT BUSINESS  PRESENT PRINCIPAL
NAME                         ADDRESS          OCCUPATION            CITIZENSHIP
- ----                     ----------------  -----------------        -----------

Mohammed Yousef Jalal    Kuwait            Chairman, Mohammed Jalal   Bahraini
                         P.O. Box 113      & Sons Group of Companies,
                         Manama            a trading and contracting
                         Bahrain           group



Nemir Amin Kirdar        Investcorp House  President and CEO of       Bahraini
                         P.O. Box 5340     Investcorp
                         Manama            Bank E.C.
                         Bahrain

Abdul Aziz Jassim Kanoo  P.O. Box 37       Deputy Chairman and        Saudi
                         Dammam 31411      Deputy CEO, Yusuf Bin
                         Kingdom of        Ahmed Kanoo Group,
                         Saudi Arabia      Saudi Arabia

                                           Chairman, Saudi Arabian
                                           Industrial & Trading Est.

                                           Chairman, Baroid
                                           (Saudi Arabia) Ltd.

                                           Chairman, Saudi Arabian Lube
                                           Additives Co. Ltd.

                                           Chairman, Key Communications
                                           Development Ltd.


CUSIP NO. 638588 10 3             SCHEDULE I                     Page 15 of 20

                                     SIPCO
                                   DIRECTORS

                             PRESENT BUSINESS  PRESENT PRINCIPAL
NAME                             ADDRESS          OCCUPATION                CITIZENSHIP
- ----                         ----------------  -----------------            -----------
Hussain Ibrahim Al-Fardan    P.O. Box 63       Chairman, Alfardan           Qatari
                             Doha              Group of Companies
                             Qatar             (Holdings) WLL

Mohammed Yousef Jalal        P.O. Box 113      Chairman, Mohammed           Bahraini
                             Manama            Jalal & Sons Group
                             Bahrain           of Companies, a
                                               trading and
                                               contracting group

Nemir Amin Kirdar            P.O. Box 5340     President and CEO            Bahraini
                             Manama            of Investcorp Bank E.C.
                             Bahrain

Abdul-Rahman Salim Al-Ateeqi P.O. Box 848      Personal Advisor to H.H.     Kuwaiti
                             Safat 13009       the Amir of the State
                             Kuwait            of Kuwait

                                               Chairman of Bahrain
                                               Middle East Bank

Abdul Aziz Jassim Kanoo      P.O. Box 37       Deputy Chairman and          Saudi
                             Dammam 31411      Deputy CEO, Yusuf Bin
                             Kingdom of        Ahmed Kanoo Group,
                             Saudi Arabia      Saudi Arabia

                                               Chairman, Saudi Arabian
                                               Industrial & Trading Est.

                                               Chairman, Baroid
                                               (Saudi Arabia) Ltd.

                                               Chairman, Saudi Arabian Lube
                                               Additives Co. Ltd.

                                               Chairman, Key Communications
                                               Development Ltd.

Lawrence B. Kessler          P.O. Box 5340     Chief Administrative         U.S.A.
                             Manama            Officer of Investcorp
                             Bahrain           S.A.

Gary S. Long                 P.O. Box 5340     Chief Financial Officer      U.S.A.
                             Manama            of Investcorp S.A.
                             Bahrain

CUSIP NO. 638588 10 3            SCHEDULE 13D                 Page 16 of 20


                                  SCHEDULE 1

                              NR HOLDINGS LIMITED
                                   DIRECTOR




                      ADDRESS OF PRINCIPAL
                     BUSINESS AND PRINCIPAL        PRINCIPAL      PLACE OF
        NAME                 OFFICE                 BUSINESS     ORGANIZATION
        ----         ----------------------        ---------    ------------
The Director Ltd.    West Wind Building            Serving as   Cayman Islands
                     P.O. Box 1111                 a corporate
                     Harbour Drive                 director
                     George Town, Grand Cayman
                     Cayman Islands, B.W.I.

CUSIP NO. 638588 10 3             SCHEDULE 13D                 Page 17 of 20


                                  SCHEDULE 1

                                INVESTCORP S.A.
                              EXECUTIVE OFFICERS


                      PRESENT BUSINESS   PRESENT PRINCIPAL
   NAME                   ADDRESS           OCCUPATION              CITIZENSHIP
   ----               ----------------   -----------------          -----------

Nemir Amin Kirdar     P.O. Box 5340      President and CEO            Bahraini
                      Manama             of Investcorp Bank E.C.
                      Bahrain

Lawrence B. Kessler   P.O. Box 5340      Chief Administrative         U.S.A.
                      Manama             Officer of Investcorp S.A.
                      Bahrain

Gary S. Long          P.O. Box 5340      Chief Financial Officer      U.S.A.
                      Manama             of Investcorp S.A.
                      Bahrain

Salman A. Abbasi      P.O. Box 5340      Secretary of Investcorp S.A. U.S.A.
                      Manama
                      Bahrain



                                 SIPCO LIMITED
                              EXECUTIVE OFFICERS

                                                      PRESENT BUSINESS                PRINCIPAL
        NAME                    POSITION                 ADDRESS                      BUSINESS                    CITIZENSHIP
        ----                    --------               ------------                 ------------               -----------------
Paget-Brown & Company           Secretary        West Wind Building                Providing Corporate           Cayman Islands
                                                 P.O. Box 1111                     Management Services
                                                 Harbour Drive
                                                 George Town, Grand Cayman,
                                                 Cayman Islands, B.W.I.


                              NR HOLDINGS LIMITED
                              EXECUTIVE OFFICERS

                                                      PRESENT BUSINESS                PRINCIPAL
        NAME                    POSITION                 ADDRESS                      BUSINESS                    CITIZENSHIP
        ----                    --------               ------------                 ------------               -----------------
Paget-Brown & Company           Secretary        West Wind Building                Providing Corporate           Cayman Islands
                                                 P.O. Box 1111                     Management Services
                                                 Harbour Drive
                                                 George Town, Grand Cayman,
                                                 Cayman Islands, B.W.I.

CUSIP NO. 638588 10 3                 SCHEDULE 13D               Page 18 of 20

                                      SCHEDULE II

                     INFORMATION REGARDING CERTAIN OF THE
                 MANAGED ENTITIES AND THE REF MANAGED ENTITIES

                                             MANAGED ENTITIES
                                             ----------------
                                                                             PLACE OF
NAME                          ADDRESS                                     ORGANIZATION                PRINCIPAL BUSINESS
- ----                          -------                                     ------------                ------------------
Ballet Limited                c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Denary Limited                c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Gleam Limited                 c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Highlands Limited             c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Noble Limited                 c/o Beaufort Financial Services              Cayman Islands             Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Outrigger Limited             c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Quill Limited                 c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Radial Limited                c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Shoreline Limited             c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Zinnia Limited                c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI



                                             REF MANAGED ENTITIES
                                             --------------------
Investcorp Real Estate        West Wind Building                          Cayman Islands              Passive Holding Company
Equity Acquisition Ltd.       P.O. Box 1111
                              Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, B.W.I.

Investcorp Real Estate        West Wind Building                          Cayman Islands              Passive Holding Company
Equity Capital Ltd            P.O. Box 1111
                              Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, B.W.I.

Investcorp Real Estate        West Wind Building                          Cayman Islands              Passive Holding Company
Equity Finance Ltd.           P.O. Box 1111
                              Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, B.W.I.

Investcorp Real Estate        West Wind Building                          Cayman Islands              Passive Holding Company
Equity Planning Ltd.          P.O. Box 1111
                              Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, B.W.I.


                                 SCHEDULE III

            OPEN MARKET PURCHASES BY REF THROUGH SEPTEMBER 24, 1999

  Date of                 Amount of               Price
Transaction         Securities Purchased        Per Share
- -----------         --------------------        ---------
  08/23/99                15,000                  6.2692
  08/23/99                10,000                  6.3125
  08/24/99                12,000                  6.7083
  08/24/99                13,000                  6.5577
  08/25/99                27,000                  6.7757
  08/25/99                 3,500                  6.6875
  08/25/99                19,500                  6.7500
  08/26/99                22,000                  6.7912
  08/26/99                 2,200                  6.8125
  08/26/99                 5,400                  6.6875
  08/26/99                21,900                  6.7500
  08/30/99                11,000                  6.8063
  08/30/99                   100                  6.6875
  08/30/99                 2,100                  6.7500
  08/30/99                 2,600                  6.8750
  08/30/99                 6,300                  6.6250
  08/30/99                 6,900                  6.8125
  08/31/99                14,000                  6.8438
  08/31/99                15,000                  7.0000
  09/01/99                19,000                  6.9049
  09/01/99                   400                  6.8125
  09/01/99                12,600                  6.8750
  09/07/99                15,000                  7.2313
  09/07/99                 1,400                  7.0625
  09/07/99                 8,600                  7.2500
  09/08/99                10,000                  7.3756
  09/08/99                13,000                  7.3750
  09/09/99                13,500                  7.2338
  09/09/99                 1,100                  7.1250
  09/09/99                 3,500                  7.3125
  09/09/99                 3,900                  7.2500
  09/09/99                 4,000                  7.1875
  09/10/99                11,000                  6.9545
  09/10/99                   300                  6.9375
  09/10/99                   500                  7.1250
  09/10/99                 1,000                  6.8125
  09/10/99                 1,000                  6.8750
  09/10/99                 2,000                  7.0625
  09/10/99                 3,000                  6.7500
  09/10/99                 7,200                  7.0000
  09/13/99                13,000                  6.6442
  09/13/99                 4,000                  6.5625
  09/13/99                 4,000                  6.6250
  09/13/99                 4,000                  6.6875
  09/14/99                11,000                  6.3409
  09/14/99                14,000                  6.3987
  09/15/99                17,000                  6.3419
  09/15/99                23,000                  6.3753
  09/16/99                21,500                  6.1948
  09/16/99                18,500                  6.2672
  09/17/99                19,000                  6.2895
  09/17/99                21,000                  6.2723
  09/20/99                31,000                  6.2268
  09/20/99                19,000                  6.2155
  09/21/99                24,000                  6.5247
  09/21/99                26,000                  6.4517
  09/22/99                22,000                  6.5795
  09/22/99                18,000                  6.5976
  09/23/99                15,000                  6.9271
  09/23/99                15,000                  6.9363
  09/24/99                15,000                  7.0104
  09/24/99                15,000                  7.0392
                        --------
               TOTAL:    711,500
                        ========